SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
SEC FILE NUMBER
CUSIP NUMBER
NOTIFICATION OF LATE FILING
(Check One):  Form 10-K  Form 20-F  Form 11-K
Form 10-Q
X Form N-SAR
For Period Ended: __March 31, 2009_____________
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ____________
Read Instruction (on back page) Before Preparing
Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Madison Harbor Balanced Strategies, Inc.
Full Name of Registrant:
Former Name if Applicable:
405 Lexington Ave.
Address of Principal Executive Office (Street and
Number)
New York, NY   10074
City, State and Zip Code
PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
X
(a) The reasons described in reasonable
detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form
20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountants statement or other
exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III -- NARRATIVE
State below in reasonable detail the reasons why
Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Due to an unresolved valuation issue, the information contained in the N-SAR document cannot be furnished prior to the filing deadline without unreasonable effort and expense.


(Attach Extra Sheets if Needed)
PART IV-- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Michael Fortier
(Name)
212
(Area Code)
380-5500
(Telephone Number)
(2) Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). xYes No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes xNo
If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

___Madison Harbor Balanced Strategies,
Inc._____________
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its
behalf by the undersigned hereunto duly authorized.
Date	May 29, 2009				By:
Michael Fortier
INSTRUCTION: The form may be signed by an executive
officer of the registrant or by any other duly
authorized representative. The name and title of the
person signing the form shall be typed or printed
beneath the signature. If the statement is signed on
behalf of the registrant by an authorized
representative (other than an executive officer),
evidence of the representatives authority to sign
on behalf of the registrant shall be filed with the
form.
ATTENTION
Intentional misstatements or omissions of fact
constitute Federal Criminal
Violations (See 18 U.S.C. 1001).
General Instructions
1. This form is required by Rule 12b-25 (17 CFR
240.12b-25) of the General Rules and Regulations
under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of
this form and amendments thereto must be completed
and filed with the Securities and Exchange
Commission, Washington, D.C. 20549, in accordance
with Rule 0-3 of the General Rules and Regulations
under the Act. The information contained in or filed
with the form will be made a matter of public record
in the Commission files.
3. A manually signed copy of the form and amendments
thereto shall be filed with each national securities
exchange on which any class of securities of the
registrant is registered.
4. Amendments to the notifications must also be
filed on Form 12b-25 but need not restate
information that has been correctly furnished. The
form shall be clearly identified as an amended
notification.
5. Electronic filers. This form shall not be used by
electronic filers unable to timely file a report
solely due to electronic difficulties. Filers unable
to submit a report within the time period prescribed
due to difficulties in electronic filing should
comply with either Rule 201 or Rule 202 of
Regulation S-T (232.201 or 232.202 of this
chapter) or apply for an adjustment in filing date
pursuant to Rule 13(b) of Regulation S-T (232.13(b)
of this Chapter).

http://www.sec.gov/divisions/corpfin/forms/12b-
25.htm
Last update: 10/21/2002